FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated August 31, 2012

MATERIAL FACT

ANNOUNCEMENT OF THE RESULT OF TENDER OFFERS

On 22 August 2012, Banco Santander, S.A. and Santander Financial Exchanges Limited (each an Offeror and, jointly, the Offerors) invited holders of the securities set out in the following table (the Securities) to tender such Securities for purchase by the relevant Offeror for cash (each such invitation an Offer and, together, the Offers) and announced such Offer on that date pursuant to the material fact (hecho relevante) number 172592.

Banco Santander and Santander Financial Exchanges Limited announce the principal amount of each of the Securities accepted for purchase as set out below (the Principal Amount Accepted for Purchase).

The Settlement Date will be 4 September 2012.

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

Securities

			Principal Amount
			Accepted for	Weighted
Issuer	Series	ISIN	Purchase	Average Price
Santander Finance Preferred, S.A. Unipersonal	Series 7 GBP 250,000,000.00	XS0307728146	£150,000	45.00%

Santander Finance Preferred, S.A. Unipersonal	Series 3 EUR 200,000,000.00	XS0202774245	€6,041,000	66.16%

Santander Finance Preferred, S.A. Unipersonal	Series 2 EUR 300,000,000.00	XS0202197694	€9,186,000	48.25%

Santander Finance Preferred, S.A. Unipersonal	Series 9 EUR 125,700,000.00	XS0441528600	€13,950,000	99.71%

Santander Finance Preferred, S.A. Unipersonal	Series 8 GBP 679,400,000.00	XS0441528949	£18,400,000	99.36%

Santander Central Hispano Financial Services Limited	GBP 200,000,000.00	XS0131038522	£0	0.00%

Santander Perpetual, S.A. Unipersonal	Series 1 EUR 750,000,000.00	XS0206920141	€98,196,000	71.01%

Santander Issuances, S.A. Unipersonal	Series 13 EUR 1,500,000,000.00	XS0291652203	€275,550,000	80.01%

Santander Issuances, S.A. Unipersonal	Series 9 EUR 550,000,000.00	XS0261717416	€37,450,000	79.72%

Santander Issuances, S.A. Unipersonal	Series 10 GBP 300,000,000.00	XS0261787898	£5,250,000	75.00%

Santander Issuances, S.A. Unipersonal	Series 18 EUR 1,500,000,000.00	XS0327533617	€154,550,000	79.43%

Santander Issuances, S.A. Unipersonal	Series 19 GBP 800,000,000.00	XS0327310669	£23,900,000	80.03%

Santander Issuances, S.A. Unipersonal	Series 11 GBP 300,000,000.00	XS0284633327	£40,516,000	78.74%

Santander Issuances, S.A. Unipersonal	Series 5 EUR 500,000,000.00	XS0255291626	€76,997,000	75.98%

Santander Issuances, S.A. Unipersonal	Series 14 EUR 500,000,000.00	XS0301810262	€0	0.00%

Santander Issuances, S.A. Unipersonal	Series 23 EUR 449,250,000.00	XS0440402393	€72,050,000	93.67%

Santander Issuances, S.A. Unipersonal	Series 24 GBP 843,350,000.00	XS0440403797	£222,900,000	93.54%

Santander Issuances, S.A. Unipersonal	Series 16 EUR 102,000,000.00	XS0307566496	€7,000,000	65.00%

Santander Issuances, S.A. Unipersonal	Series 12 EUR 585,000,000.00	XS0285087192	€4,000,000	70.38%

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

			Principal Amount
			Accepted for	Weighted
Issuer	Series	ISIN	Purchase	Average Price
Santander Issuances, S.A. Unipersonal	Series 15 EUR 114,000,000.00	XS0307473214	€0	0.00%

Santander Issuances, S.A. Unipersonal	Series 17 EUR 25,000,000.00	XS0309495959	€0	0.00%

Boadilla del Monte (Madrid), August 31, 2012

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 31, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President